EXHIBIT 99.1

Statoil ASA: Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE: STO) on 8 December 2017 for use in the group's Share Saving Plan have on 12 December 2017 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 11,243,234 shares.

As participants in the share saving plan, Statoil’s primary insiders and their close associates have been allocated shares at an average price of NOK 166.85 per share. Details on allocation of shares are set forth in the below table.

The information is subject of the disclosure requirements set forth in section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	908		6,039		6,039
Di Valerio, Ingrid E.	Member of the board of directors	211		4,424		4,424
Dodson, Timothy	Executive vice president	792		34,053		34,053
Gjærum, Reidar	Senior vice president	525		31,472	437	31,909
Hegge, Hans Jakob	Chief Financial Officer		190	27,919	3,832	31,751
Hika, Gemetchu	Company secretary	126		1,380		1,380
Hovden, Magne	Senior vice president	483		17,849		17,849
Jacobsen, Jon Arnt	Senior vice president corporate audit	324		21,044		21,044
Klouman, Hans Henrik	General counsel	757		33,732	1,189	34,921
Kvelvane, Ørjan	Senior vice president	355		5,653		5,653
Labråten, Per-Martin	Member of the board of directors	78		1,329		1,329
Nilsson, Jannicke	Chief Operating Officer		227	21,545	16,705	38,250
Rummelhoff, Irene	Executive vice president	552		24,407	407	24,814
Skeie, Svein	Senior vice president	431	210	22,607	5,864	28,471
Sætre, Eldar	President and Chief Executive Officer	1,249		56,279		56,279
Siv Helen Torstensen	Vice president	106	78	4,602	1,290	5,892
Økland, Jens	Executive vice president	530		17,023		17,023
Øvrum, Margareth	Executive vice president	739	215	48,052	7,462	55,514